

OFFERING MEMORANDUM

facilitated by



Serve Food LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) Basic Information About the Company

Name of Company	Serve Food LLC
State of Organization	MA
Date of Formation	06/18/2018
Entity Type	Limited Liability Company
Street Address	162 Hartford Ter, Springfield MA, 01118
Website Address	https://servema.com/

(B) Directors and Officers of the Company

Key Person		Matthew Lillibridge
Position with the Company		
	Title	Manager
	First Year	2018
Other business experience (last three years)		**Director of School Nutrition**, Southwick Tolland Granville Regional school district; 2014 - present. Overseeing daily food operations in three kitchens serving an average of 500 students daily.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Matthew Lillibridge	100%

(D) The Company's Business and Business Plan

Welcome to the People's Kitchen, Western Mass' only shared commercial kitchen & intentional business community.

OVERVIEW

The People's Kitchen is the only shared use, commercial kitchen in the Holyoke Springfield area; we operate using a subscription model like a coworking space, so that the space is affordable to our members and profitable for us.

Our passion is growing food businesses so that all of us have more good things to eat. With additional capital, we will be able to expand our offering to our member businesses; more specialized equipment means more diverse food offerings. We strive to create community through food.

THE OPPORTUNITY

By investing in The People's Kitchen, you will support a business that exists to create equal food access to all. We are creating a space where food based small businesses can grow and flourish.

- Proven Demand - The closest shared kitchens for a food business is either in Greenfield or Worcester. There are none in the Holyoke - Springfield area.
- Competitive Advantage - We are the only shared commercial kitchen in the area that offers commercial space and equipment for new and existing food businesses to grow and prosper.
- Experienced Founders - Our founders have decades of holistic food experience.
- Matthew Lillibridge - Chef Founder, has been working in the food industry for 30 years, the past 6 years spent running the School Nutrition department of the Southwick-Tolland-Granville school district; managing 3 schools with 3/4s of a million dollar budget has prepared him to succeed.
- Laura Lillibridge - Education Director, retired after over a decade of teaching; she has worked internationally and in multiple states as an elementary teacher as well as teaching English as a Second Language in urban schools. Laura is an avid gardener, mother of two and passionate about food. Laura is certified by the Department of Education as a teacher as well as being licensed as a child care provider by the Department of Early Education and Care.

KEY PERFORMANCE INDICATORS

- Average Anticipated Monthly Revenue: $10,675
- Profit Margin: 35% at startup, 53% by month three.

FROM THE FOUNDER

We are very excited for you to be a part of The People's Kitchens next chapter. The community of Holyoke is important to us and we plan to increase food diversity in the area. We are creating Community through food.

—Matthew Lillibridge: Chef Founder

Products & services

- Shared commercial kitchen for food business development
- All the equipment needed for a business to succeed
- Food Truck commissary
- Retail space selling organic coffee alongside our members goods

OUR STORY

The People's Kitchen started when Matthew founded a nonprofit food rescue, at that point he naively assumed it would be easy, only to find there was no commercial kitchens to lease in Springfield or Holyoke to test his idea. Talking to friends and peers it seemed lots of businesses were in the same situation- they had a business, but no kitchen in which to learn and grow.

We HAD to found this kitchen, since none existed. Realizing that if we weren't able to pursue our dream, perhaps others weren't either.

Matt was able to test the idea in his work kitchens, but still lacked the capacity of storage and production to pursue the mission full time. It was around this time that a peer told us about Coworking, which works so well for offices, we realized it was the key to operating a shared commercial kitchen successfully.

Our hope it that this Kitchen will be a place where you can pursue your dreams, test your ideas and build your business. Together we are able to do more than we could do individually. Welcome to our kitchen, welcome to the dream.

IN THE community

- We are connected to business accelerators
- Valley Venture Mentors - Springfield's premier business incubator and startup accelerator; they will forward food entrepreneur leads to us. We will send businesses back into their various programs for business expertise and funding.
- E-Spark Holyoke - a business accelerator in Holyoke, excited to send food businesses to us to help them
- Holyoke Community College Culinary program - as an educational partner we plan to offer internships to their students as well as be an incubator space for their graduates.
- We are partnered with the local business development:
- SCORE -is the nation's largest network of volunteer, expert business mentors. Partnering with them, they can provide help with business plans, mentoring and operational support. They will also provide leads for memberships.
- MSBDC - The Small business development center will act as a gateway for potential members who will start their journey there, get certified and instructed before coming to the kitchen to work on their food.
- Holyoke Business Development - as the only commissary kitchen int the area they will direct trucks and members to us.

- We are mentored by local business icons, giving us unparalleled support and guidance:
- Bob Lowry - Bueno y Sano - Professional Mentor. Bob is mentoring Matthew to help Matt to grow the business in best practices; as an owner of 7+ restaurants in the area, Bob is

qualified to really help us grow.

(E) Number of Employees

The Company currently has 1 employees.

(F) Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$6,000
Offering Deadline	May 20, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H) Commitments that Exceed the Target Offering Amount

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$30,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Walk-in cooler	$5,640	$8,200
Tilt Skillet	$0	$8,000
Food cart/truck	$0	$12,000
Mainvest Compensation	$360	$1,800
TOTAL	$6,000	$30,000

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.5 - 2.5%[2]
Payment Deadline	2027-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.58%

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[1] as further defined in the note agreement

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.5% and a maximum rate of 2.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$6,000	0.5%
$12,000	1.00%
$18,000	1.5%
$26,000	2.2%
$30,000	2.5%

[3] To reward early participation, the investors who contribute the first $6,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $6,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited liability company interests are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Matthew Lillibridge	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Common Capital	$65,000	11%	05/30/2026	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S) The Company's Financial Condition

No operating history

The People's Kitchen was established in June 2018, but we have yet to open our brick & mortar kitchen. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other outstanding debt or equity

As of 3/1/2020, The People's Kitchen has debt of $65,000 outstanding and a cash balance of $17,000. This debt is sourced primarily from Common Capital and will be senior to any investment raised on Mainvest. In addition to the The People's Kitchen 's outstanding debt and the debt raised on Mainvest, The People's Kitchen may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

People's Kitchen Pro-Forma Income Statement	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$251,625	$310,800	$314,800	$326,240	$342,657
Cost of goods sold	$0	$0	$0	$0	$0
Gross profit	**$251,625**	**$310,800**	**$314,800**	**$326,240**	**$342,657**
Expenses					
Purchases	$7,465	$8,164	$8,269	$8,569	$9,001
Gross Wages	$72,500	$131,250	$134,531	$137,895	$141,342
Payroll	$4,096	$8,753	$8,971	$9,196	$9,426
Outside Services	$1,062	$1,138	$1,167	$1,196	$1,226
Supplies	$797	$863	$885	$907	$930
Repairs & Maintenance	$5,341	$5,848	$5,994	$6,144	$6,298
Advertising, Local	$5,341	$5,848	$5,994	$6,144	$6,298
Advertising, Google	$0	$0	$0	$0	$0
Car, Delivery, Travel	$1,062	$1,177	$1,207	$1,237	$1,268
Accounting & Legal	$2,125	$2,316	$2,374	$2,433	$2,494
Equipment Lease	$0	$0	$0	$0	$0
Telephone	$2,125	$2,316	$2,374	$2,433	$2,494
Utilities	$48,010	$52,476	$53,788	$55,133	$56,511
Insurance	$4,515	$824	$845	$866	$888
Total	**$154,438**	**$220,974**	**$226,399**	**$232,153**	**$238,174**
Operating Profit	**$97,187**	**$89,826**	**$88,401**	**$94,087**	**$104,483**

(U) Disqualification Events

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V